SO
3-22-04

Vf 3-12-04

SECUR 04003770 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. W. Bach & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Expressway Plaza, Suite 200
(No. and Street)

Roslyn Heights, NY 11577
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Catalano 516 953-8025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/23

OATH OR AFFIRMATION

I, Peter Catalano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. W. Bach & Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ALAN E. GERSHBERG
NOTARY PUBLIC, NEW YORK STATE
NO. 01GE6021367, NASSAU COUNTY
COMM. EXPIRES MAR. 15, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. W. BACH & COMPANY

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2003

S. W. BACH & COMPANY
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

S. W. Bach & Company
Roslyn Heights, New York

We have audited the accompanying statement of financial condition of S. W. Bach & Company as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position S. W. Bach & Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in

the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 27, 2004

S. W. BACH & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 852,187
Due from clearing firm	1,108,627
Securities owned, at quoted market price	46,921
Furniture and equipment - net	424,675
Due from JAS Management Corp.	378,604
Other assets	177,371
Total assets	$2,988,385

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 876,446
Commissions payable	452,924
Capital leases payable	161,238
Deferred tax liability	76,000
Total liabilities	1,566,608

COMMITMENTS AND CONTINGENCIES – see notes

Stockholder's Equity

Common stock, $1.00 par value - 100,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	580,898
Retained earnings	835,879
Total stockholder's equity	1,421,777
Total liabilities and stockholder's equity	$2,988,385

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Commissions	$16,597,763
Net firm trading loss	(623,196)
Interest and other income	118,410
Total revenues	16,092,977
Expenses	
Compensation and benefits	11,801,413
Clearing and execution	822,937
Management fees	1,630,848
Communications and data processing	1,027,163
Occupancy	417,991
Professional fees	338,607
Other operating expenses	1,929,090
Total expenses	17,968,049
Loss before income taxes	(1,875,072)
Income tax benefit	(635,000)
Net loss	$(1,240,072)

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, January 1, 2003	$5,000	$580,898	$ 2,075,951	$2,661,849
Net loss	--	--	(1,240,072)	(1,240,072)
BALANCES, December 31, 2003	$5,000	$580,898	$ 835,879	$ 1,421,777

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$(1,240,072)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	20,913
(Increase) decrease in operating assets:	
Due from clearing firm	(470,842)
Securities owned	28,650
Due from JAS Management Corp.	1,591,710
Other assets	(126,951)
Increase in operating liabilities:	
Accounts payable and accrued expenses	535,648
Commissions payable	163,689
Deferred tax liability	76,000
Total adjustments	1,818,817
Net cash provided by operating activities	578,745
Cash flows from investing activities	
Purchase of furniture and equipment	(264,698)
Cash flows from financing activities	
Payments of capital leases payable	(8,593)
Net increase in cash	305,454
Cash at January 1, 2003	546,733
Cash at December 31, 2003	$ 852,187
Supplemental disclosures of financial information:	
Cash paid during the year for:	
Interest	$ 4,069
Income taxes	$ 2,250
Property and equipment financed under capital leases	$ 169,831

See accompanying notes to financial statements.

S. W. BACH & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

S. W. Bach & Company (the "Company"), a Georgia corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company maintains its headquarters in Roslyn Heights, New York, and operates branch offices in New York City and Florida.

The Company primarily executes transactions in listed and over-the-counter securities on an agency and riskless principal basis. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

The Company is wholly-owned by JAS Management Corp. ("JAS").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and commission revenue and related expenses, on a trade-date basis.

Fixed assets are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company is included in the consolidated federal income tax return and, where permitted, combined state income tax returns filed by JAS. Federal and state income taxes are calculated on a separate return basis. Deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 3 - CLEARING AGREEMENT

In October 2002, the Company amended the agreement with its clearing firm. In consideration of the Company extending its clearing arrangement through 2006, the clearing firm agreed to provide to JAS certain payments commencing in 2003. JAS will earn the payments over the term of the agreement, subject to a termination charge, as defined, in the event of early termination. The Company has no obligation to pay the termination charge should it arise. However, to secure the payment of such charges, JAS has granted to the clearing firm a first priority lien in all of the outstanding shares of the Company.

During 2003, the Company, its clearing firm, and Arjent, Limited ("Arjent"), the Company's affiliated securities broker-dealer located in the United Kingdom, entered into a secondary clearing agreement. The agreement entitles Arjent to clearing services provided under terms of the Fully Disclosed Clearing Agreement between the Company and its clearing firm. In consideration, the Company has agreed to guaranty the performance of all obligations and liabilities of Arjent to the clearing firm.

NOTE 4 - FURNITURE AND EQUIPMENT

		Estimated Useful Life
Equipment	$236,905	3 to 5 years
Equipment under capital leases	169,831	Term of lease
Furniture and fixtures	60,936	7 to 10 years
	467,672	
Less: Accumulated depreciation and amortization	42,997	
	$424,675	

Depreciation expense was $20,913 for the year.

S. W. BACH & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 5 - INCOME TAXES

The income tax benefit consists of the following:

Federal:	
Current	$(539,000)
Deferred	57,000
	(482,000)
State:	
Current	(172,000)
Deferred	19,000
	(153,000)
Income tax benefit	$(635,000)

The difference between the U. S. federal tax rate and the Company's effective tax rate is due primarily to nondeductible expenses.

The major sources of temporary differences and their deferred tax effect are as follows:

Deferred tax assets:	
Accrued expenses	$ 27,000
Other	7,000
	34,000
Deferred tax liabilities:	
Deferred charges	76,000
Furniture and equipment	34,000
	110,000
Net deferred tax liability	$ 76,000

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Litigation

In December 2003, another broker-dealer (BD) filed an arbitration alleging that the Company entered into negotiations with the BD to purchase the BD's business in order to obtain confidential information and solicit the BD's employees and customers. The BD seeks permanent injunctive relief and monetary damages to be determined in arbitration but alleged to be not less than $1,000,000. In its answer, the Company denied the BD's claims and asserted various defenses. In response to the Company's filing a motion for a preliminary injunction and temporary restraining order against the BD in the Supreme Court of the State of New York, County of New York, the BD filed a similar motion in the Supreme Court of New York, County of Nassau, and obtained a temporary restraining order against the Company and certain of its principals and employees pending a final decision in arbitration. The arbitration is in the early stages as no discovery has been exchanged and no hearings have occurred. Accordingly, the Company cannot predict the outcome of the matter at this time, but intends to defend the claims vigorously.

Capital leases

The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 2003 are as follows:

Year ending December 31,	
2004	$ 51,446
2005	51,446
2006	51,446
2007	42,872
	197,210
Less: amount representing interest	35,972
Present value of minimum lease payments	$161,238

NOTE 6 - COMMITMENTS AND CONTINGENCIES - continued

Operating leases

The Company uses office space under an operating sublease expiring in 2005. Future minimum lease payments required under this noncancelable sublease are as follows:

Year ending December 31,	
2004	$132,420
2005	110,350
	$242,770

Two of the leases for offices used by the Company are held in the name of an affiliate which allocates rent expense to the Company each month.

Rent expense for the year ended December 31, 2003 was $356,148.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 8 - RELATED PARTY TRANSACTIONS

During 2003, the Company paid management fees and expense reimbursements of $1,630,848 to JAS.

The loan receivable from JAS in the amount of $378,604 is non-interest bearing and due on demand.

NOTE 9 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2003, the Company had net capital of $529,910 which exceeded its requirement of $100,000 by $429,910. The Company's net ratio was 2.63 to 1.

NOTE 10 - SUBSEQUENT EVENTS

During February 2004, JAS made capital contributions to the Company totaling $845,585.

SUPPLEMENTARY SCHEDULES

S. W. BACH & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

S. W. BACH & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Computation of Net Capital

Stockholder's equity	$1,421,777
Nonallowable assets:	
Furniture and equipment - net (less $80,169 securing capital leases payable)	344,056
Due from JAS Management Corp.	378,604
Other assets (less broker loans of $15,202 securing commissions payable)	162,169
	884,829
Net capital before haircuts on security positions	536,948
Haircuts on securities:	
Corporate equities	7,038
Net capital	529,910
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $1,394,787	100,000
Excess net capital	$ 429,910
Ratio of aggregate indebtedness to net capital	2.63 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 876,446
Commissions payable (less $15,202 secured by broker loans)	437,722
Capital leases payable (less $80,619 deemed adequately secured)	80,619
	$1,394,787

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 687,064
Audit adjustments to record:	
Capital leases payable (net of amount deemed adequately secured)	(80,619)
Deferred tax liability	(76,000)
Other	2,205
Increase in securities haircuts	(2,740)
Net capital per above	$ 529,910

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

S. W. Bach & Company
Roslyn Heights, New York

In planning and performing our audit of the financial statements of S. W. Bach & Company for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 27, 2004